Exhibit 4.16

DATED AS OF 13 OCTOBER 2008

THE COMMISSIONERS OF HER MAJESTY’S TREASURY

and

THE ROYAL BANK OF SCOTLAND GROUP PLC

PREFERENCE SHARE SUBSCRIPTION AGREEMENT

Slaughter and May
One Bunhill Row
London
EC1Y 8YY
(NV/JAYP/ACZE)

CE082840083

THIS IS AGREEMENT IS EFFECTIVE AS OF 13 OCTOBER 2008 BETWEEN:

(1)	THE COMMISSIONERS OF HER MAJESTY’S TREASURY, of 1 Horse Guards Road, London SW1A 2HQ (“HMT”)

AND

(2)	THE ROYAL BANK OF SCOTLAND GROUP PLC a company incorporated in Scotland with registered number 45551 and having its registered office at 36 St Andrew Square, Edinburgh EH2 2YB (“RBS”)

WHEREAS:

HMT has agreed to subscribe for, and RBS has agreed to allot and issue to HMT, the Preference Shares (as defined in this Agreement) in each case on the terms and subject to the conditions set out in this Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	Interpretation

1.1	In this Agreement:

“Business Day”	means any day (other than a Saturday or Sunday) on which clearing banks are open for a full range of banking transactions in London;

“FSA”	has the meaning given to it in the Placing Agreement;

“Group”	has the meaning given to it in the Placing Agreement;

“Placing Agreement”	means the agreement effective as of 13 October 2008 entered into by HMT, RBS, UBS Limited and Merrill Lynch International relating to the placing and open offer of a number of RBS’s ordinary shares;

“Preference Admission”	has the meaning given to it in the Placing Agreement;

“Preference Prospectus”	has the meaning given to it in the Placing Agreement;

“Preference Shares”
preference shares issued by RBS with an aggregate liquidation preference of £5,000,000,000, having the rights and subject to the restrictions set out in Article 4(C) of RBS' Articles of Association as supplemented by the terms set out in Schedule 1 to this Agreement;

“Proceedings”	means any proceeding, suit or action arising out of or in connection with this Agreement;

“Prospectus Posting Date”	means the date on which RBS publishes the Preference Prospectus;

“RBS Account”	means the bank account of RBS, the details of which shall be notified to HMT by RBS at least five Business Days prior to the Subscription Date;

“Subscription Amount”	means £5,000,000,000;

“Subscription Date”	means the date on which Preference Admission occurs;

“Supplementary Preference Prospectus”	has the meaning given to it in the Placing Agreement; and

“Warranties”	means the representations, warranties and undertakings set out in Schedule 3 of the Placing Agreement.

1.2	In this Agreement, unless otherwise specified:

(A)	the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(B)
any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted (and includes all instruments or orders made under the enactment);

(C)	references to Clauses and the Schedules are to Clauses of, and the Schedules to, this Agreement;

(D)	references to “pounds” and “£” are references to the currency of the United Kingdom; and

(E)	Schedule 1 shall take effect as if set out in this Agreement and references to this Agreement shall be deemed to include Schedule 1.

1.3
The parties agree that applications will be made to the UK Listing Authority for the Preference Shares to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for the Preference Shares to be admitted to trading on the London Stock Exchange’s Regulated Market, and that for the purposes of such admission to trading the Preference Shares will be cleared through CREST (as defined in the Placing Agreement).

2.	Agreement to Subscribe for Preference Shares

2.1
Upon the terms and subject to the condition set out in Clause 3 of this Agreement and in reliance on the Warranties, HMT agrees to subscribe for, and RBS agrees to allot and issue to HMT, the Preference Shares.

2.2
In consideration of the agreement to allot and issue the Preference Shares, and subject to Clause 3, HMT hereby undertakes to pay to RBS, or to procure the payment to RBS, of an amount equal to the Subscription Amount.

3.	Condition

The obligations of HMT set out in Clause 2 to subscribe for the Preference Shares and to pay the Subscription Amount shall be conditional upon the Placing Agreement becoming wholly unconditional in accordance with its terms and this Agreement not having been terminated in accordance with Clause 7.

4.	Warranties

4.1	RBS hereby represents, warrants and undertakes to HMT that:

(A)	each Warranty in Part I of Schedule 3 of the Placing Agreement is true and accurate and not misleading as at the date of this Agreement; and

(B)
each Warranty in Parts I and II of Schedule 3 of the Placing Agreement will be true and accurate and not misleading on the Prospectus Posting Date, at such time as a Supplementary Preference Prospectus shall be issued in accordance with the Placing Agreement (whether before or after Preference Admission), and immediately prior to Preference Admission, in each case by reference to the facts and circumstances then existing and will be treated as Warranties given and/or repeated on such dates. Warranties shall be deemed repeated under this clause in relation to the relevant document, announcement or event on the basis that any reference in any such Warranty to something being done or something being the case in relation to such document, announcement or event which is expressed in the future tense shall be regarded as being expressed in the present tense.

4.2
Each of the Warranties shall be construed as a separate and independent warranty and (except where expressly provided to the contrary in the Placing Agreement) shall not be limited or restricted by reference to, or inference from, the terms of any other Warranty.

5.	Subscription

5.1	On the Subscription Date, RBS shall:

(A)	allot and issue the Preference Shares to HMT credited as fully paid;

(B)	enter HMT, or its nominee, in its register of members as a shareholder of RBS in respect of the Preference Shares; and

(C)
deliver share certificate(s) to HMT or its nominee in respect of the Preference Shares if applicable or take such other action as is necessary to vest ownership of the Preference Shares in HMT or its nominee.

5.2	On the Subscription Date, HMT shall pay an amount equal to the Subscription Amount by CHAPS transfer for same day value to the RBS Account.

5.3
RBS shall use reasonable endeavours to ensure that the Preference Shares remain admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange’s Regulated Market for so long as HMT holds any Preference Shares.

6.	Use of Subscription Proceeds

RBS agrees that it shall, promptly after the Subscription Date, apply the proceeds of the issue of the Preference Shares in such manner, in such form and for such regulatory capital purpose as may be agreed with HM Treasury, the Bank of England and the FSA.

7.	Termination

In the event of the Placing Agreement terminating in accordance with its terms, this Agreement shall terminate and have no further force or effect and no party shall have any claim against any other under this Agreement except: (i) in respect of any accrued rights arising from any prior breach of this Agreement; and (ii) in respect of this clause 7 and clauses 1.1, 1.2, 8, 9 and 11 to 18 (inclusive), which shall remain in full force and effect notwithstanding such termination.

8.	Assignment and Novation

8.1
Subject to clause 8.2, HMT shall be permitted to novate its rights and obligations under this Agreement to any entity which is wholly-owned directly or indirectly by HMT (a Wholly Owned Entity) and RBS agrees to consent to, and to execute and deliver all such documentation as may be necessary to effect, any such novation provided that such novation is effected upon substantially the same terms as are contained in the pro forma novation agreement set out in Schedule 2 to this Agreement.

8.2
In the event that HMT novates its rights and obligations under this Agreement pursuant to clause 8.1, HMT shall procure that, immediately prior to any such Wholly Owned Entity ceasing to be wholly-owned directly or indirectly by HMT, such rights and obligations under this Agreement shall be novated to HMT or any other Wholly Owned Entity.

8.3
Subject to Clause 8.1, neither HMT nor RBS shall be permitted to assign or novate, or purport to assign or novate, all or any part of the benefit of, or its rights or benefits under, this Agreement to any other person without the prior written consent of the other party.

9.	Costs and Expenses

RBS shall bear the costs and expenses of both parties in relation to the negotiation of this Agreement and the subscription for, and allotment and issue of, the Preference Shares (including, without limitation, any stamp duty or stamp duty reserve tax).

10.	US Securities Laws

Each of HMT and RBS acknowledge and agree that the Preference Shares have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold except in accordance with Rule 903 of Regulation S under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

11.	Entire Agreement

11.1
This Agreement and the Placing Agreement constitute the whole and only agreement and understanding between the parties relating to the subject matter of this Agreement.  All previous agreements, understandings, undertakings, representations, warranties and arrangements of any nature whatsoever between the parties or any of them with any bearing on the subscription of the Preference Shares are superseded and extinguished (and all rights and liabilities arising by reason of them, whether accrued or not at the date of this Agreement, are cancelled) to the extent they have such a bearing.

11.2	This Agreement may be varied only by agreement in writing signed by each of the parties.

12.	Notices

12.1	A notice under this Agreement shall be effective only if it is in writing. Faxes are permitted.

12.2	Notices under this Agreement shall be sent to a party to this Agreement at its address or number and for the attention of the party set out below:

Party	Address	Facsimile no.

RBS fao: Group General Counsel	RBS Gogarburn Edinburgh EH12 1HQ	0131 626 2997

HMT fao: Jeremy Pocklington	1 Horse Guards Road, London SW1A 2HQ	0207 270 4844

provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause.  That notice shall only be effective on the day falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.

12.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(A)	if delivered personally, on delivery;

(B)	if sent by first class post, two clear Business Days after the date of posting; and

(C)	if sent by facsimile, when despatched.

13.	Counterparts

13.1	This Agreement may be executed in any number of counterparts, and by the parties to it on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

13.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

14.	Invalidity

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

15.	Contracts (Rights of Third Parties) Act 1999

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

16.	Choice of governing law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

17.	Jurisdiction

17.1	The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. Any Proceedings shall be brought in the English courts.

17.2
RBS waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of proceedings in the English courts.  RBS also agrees that a judgment against it in Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

17.3	RBS irrevocably submits and agrees to submit to the jurisdiction of the English courts.

18.	Agent for Service of Process

RBS shall at all times maintain an agent for service of process and for service of any other documents and proceedings in England, or any other proceedings in connection with this Agreement.  Such agent shall be the London office of RBS, at 280 Bishopsgate, London and any writ, judgment or other notice of legal process shall be sufficiently served on RBS if delivered to such agent at its address for the time being.  RBS irrevocably undertakes not to revoke the authority of the above agent and if, for any reason, the agent ceases to act as such, RBS shall appoint a replacement agent having an address for service in England and shall notify HMT of the name and address of such replacement agent.  If RBS fails to appoint another agent, HMT shall be entitled to appoint one on RBS’s behalf and at RBS’s expense.

Schedule 1

Terms of Issue of the Series 2 Preference Shares of The Royal Bank of Scotland Group plc

The terms of issue of the Series 2 Preference Shares, which will form a separate class of shares from the 750,000 Non-cumulative Sterling Preference Shares of £1 each, Series 1, issued on 4 October 2007 (the “Existing Non-cumulative Sterling Preference Shares”), are set out below:

(a)
non-cumulative preferential dividends on the Series 2 Preference Shares will accrue from [ ] 2008 (the “Issue Date”). Subject to the limitations and on the terms set forth below, the Company will pay dividends (i) semi-annually in arrear on, and to the holders of record 15 days prior to, 30 September and 31 March of each year, except that the first such payment will be made on 31 March 2009 (in respect of the period from and including the Issue Date to but excluding 31 March 2009) and the last such payment will be made on the First Redemption Date (as defined in paragraph (g) below) (in respect of the period from and including 30 September 2013 to but excluding the First Redemption Date) (each such payment date, a “Semi-Annual Dividend Payment Date”), and (ii) after the First Redemption Date, quarterly in arrear on, and to the holders of record 15 days prior to, 31 March, 30 June, 30 September and 31 December of each year, commencing on [31 December] 2013 (in respect of the period from and including the First Redemption Date to but excluding [31 December] 2013) (each a “Quarterly Dividend Payment Date” and, together with each Semi-Annual Dividend Payment Date, each a “Dividend Payment Date”). References to a “dividend period” shall be to each period beginning on (and including) a Dividend Payment Date (or, in the case of the first such period, the Issue Date) to (but excluding) the next following Dividend Payment Date.

In order to facilitate payments of dividends on the Series 2 Preference Shares, until the date on which the Series 2 Preference Shares are redeemed or repurchased in full, the Company shall not:

(i) declare or pay any dividend or make any distribution (whether in cash or otherwise) on or in respect of the Ordinary Shares of the Company or set aside any sum to provide for payment of any such dividend or distribution (save that the foregoing restriction shall not apply to a capitalisation issue pursuant to which newly issued bonus shares are paid up out of undistributable reserves); or

(ii) redeem, purchase, cancel or otherwise acquire in any way any Ordinary Shares of the Company or effect a reduction of the Ordinary Share capital of the Company which involves a distribution to holders of Ordinary Shares.

In respect of the period from (and including) the Issue Date to (but excluding) the First Redemption Date, dividends will be payable at a rate per annum of [12] per cent. of the liquidation preference of £[ ],000 per Series 2 Preference Share. The dividend on each Series 2 Preference Share will therefore amount to £[ ] per dividend period during this period, except that the dividend in respect of the period from (and including) the Issue Date to (but excluding) the first Semi-Annual Dividend Payment Date will amount to £[ ] per Series 2 Preference Share, and the dividend in respect of the period from (and including) 30 September 2013 to (but excluding) the First Redemption Date will amount to £[ ] per Series 2 Preference Share.

In respect of the period from (and including) the First Redemption Date, to the extent that the Series 2 Preference Shares are not redeemed on or before such date, dividends will be payable at a rate, reset quarterly, of [7] per cent. per annum above three-month Sterling LIBOR, payable on each Quarterly Dividend Payment Date (the manner of determination of such rate, including detailed “fallback” provisions, being as described in the Prospectus dated [ ] 2008 relating to the Series 2 Preference Shares).

The amount of dividends payable for any period shorter than a full dividend period after the First Redemption Date will be calculated on the basis of the actual number of days from (and including) the date on which the dividend begins to accrue during the relevant dividend period to (but excluding) the date on which the dividend actually falls due divided by 365 (or 366 in the case of a leap year). Payments of less than £0.01 will be rounded upwards.

Articles 4(C)(2)(b)(v) and (vi) shall not apply to the Series 2 Preference Shares, and Article 4(C)(2)(b)(vii) shall apply in respect of dividends payable on each Dividend Payment Date (save that, in respect of each Semi-Annual Dividend Payment Date, the words “unless such day shall fall within the next calendar month whereupon such payment will be made on the preceding Sterling Business Day” shall be deemed not to apply);

(b)
all of the provisions set out in Article 4(C)(2)(b) (as amended by the last two sub-paragraphs of paragraph (a) above), and as further supplemented by the terms of this Resolution, shall apply to the Series 2 Preference Shares. The provisions of Article 4(C)(2)(bb) shall not apply to the Series 2 Preference Shares and shall instead be replaced by the provisions of paragraph (c) below. The provisions set out in paragraph (c)(iii)(2) below are, in relation to Parity Securities, part of the terms of issue of the Existing Non-cumulative Sterling Preference Shares, the 26,000 Non-cumulative Euro Preference Shares of€0.01 each, Series 3, issued on 4 October 2007 and the 15,000 Non-cumulative U.S. Dollar Preference Shares of US$0.01 each, Series U, issued on 4 October 2007 and accordingly those provisions will affect the Series 2 Preference Shares in the event of non-payment of dividends on the Existing Non-cumulative Sterling Preference Shares, the 26,000 Non-cumulative Euro Preference Shares or the 15,000 Non-cumulative U.S. Dollar Preference Shares;

(c)	in relation to the Series 2 Preference Shares:

(i)
the Directors may, in their sole and absolute discretion, resolve prior to any Dividend Payment Date that the dividend on the Series 2 Preference Shares, or part thereof, shall not be paid on that Dividend Payment Date. If the Directors resolve as aforesaid, then none or (as the case may be) part only of the dividend shall be declared and/or paid. The Directors may exercise their discretion in respect of a dividend notwithstanding the previous setting aside of a sum to provide for payment of that dividend;

(ii)
to the extent that any dividend or part of a dividend on the Series 2 Preference Shares is, on any occasion, not paid for the reasons referred to in paragraph (d) below, the holders of Series 2 Preference Shares shall have no claim in respect of such non-payment;

(iii)
if any dividend or part of a dividend stated to be payable on the Series 2 Preference Shares has, on the most recent Dividend Payment Date, not been declared and paid in full or set aside for the reasons referred to in paragraph (d) below:

(1)	the provisions of sub-paragraphs (ix) and (x) of 4(C)(2)(b) shall not apply in respect of such non-payment; and

(2)
the Company may not (a) declare or pay dividends or other distributions upon any Parity Securities (other than, in the case of non-payment by reason of the resolution referred to in sub-paragraph (i) above, any Mandatory Securities) or Junior Securities, and the Company may not set aside any sum for the payment of these dividends or distributions, unless, on the date of declaration of any such dividends or distributions, the Company sets aside an amount equal to the dividend for the then current dividend period payable on the Series 2 Preference Shares to provide for the payment in full of such dividend on the Series 2 Preference Shares on the next Dividend Payment Date; or (b) redeem, purchase or otherwise acquire for any consideration any of its Parity Securities or Junior Securities, and the Company may not set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition of such Parity Securities or Junior Securities, until such time as dividends on the Series 2 Preference Shares in respect of successive dividend periods singly or together aggregating no less than 12 months shall thereafter have been declared and paid in full.

For the purposes of this sub-paragraph (iii), “Act” means The Companies Act 2006, as amended; “Group” means the Company and its subsidiaries (as such term is defined in the Act); “Junior Securities” means any other securities of the Company (other than the Ordinary Shares, in respect of which restrictions are set out in paragraph (a) above) or any other member of the Group ranking or expressed to rank junior to the Series 2 Preference Shares either issued directly by the Company or, where issued by a member of the Group, where the terms of the securities benefit from a guarantee or support agreement entered into by the Company which ranks or is expressed to rank junior to the Series 2 Preference Shares; “Mandatory Securities” means any Parity Securities the terms of which do not provide for the Board of Directors to be able to elect not to pay any dividend or other distribution in cash at its discretion; “Parity Securities” means (I) the most senior ranking class or classes of non-cumulative preference shares in the capital of the Company from time to time and (II) any other securities of the Company or any other member of the Group ranking or expressed to rank pari passu with the Series 2 Preference Shares as regards participation in profits either issued directly by the Company or, where issued by a member of the Group, where the terms of the securities benefit from a guarantee or support agreement entered into by the Company which ranks or is expressed to rank pari passu with the Series 2 Preference Shares and which in the case of (I) and (II) above comply with the then current requirements of the FSA in relation to Tier 1 Capital or are otherwise treated by the FSA as Tier 1 Capital; and “Tier 1 Capital” has the meaning given to it by the FSA from time to time;

(iv)
if there is any conflict between the provisions of this paragraph (c), as they apply to the Series 2 Preference Shares, and any other provisions of Article 4(C) applying to Series 2 Preference Shares, the provisions of this paragraph (c) shall prevail. All references to Article 4(C)(2)(bb) shall be deemed to refer to this paragraph (c);

(v)
in determining the sum payable on the Series 2 Preference Shares pursuant to Article 4(C)(2)(c)(i) on a winding up or liquidation, the Directors’ discretion under sub-paragraph (i) above shall be disregarded save in so far as such discretion was actually exercised prior to the making of the determination; and

(vi)
for the avoidance of doubt, no Series 2 Preference Shares shall be treated as ranking after any other New Preference Shares (as defined in the Company’s Articles of Association) with which it is expressed to rankpari passu as regards participating in profits, by reason only of the provisions set out in this paragraph (c) and/or the restrictions in paragraph (a) in respect of the payment of dividends and distributions on, and redemptions, purchases, cancellations and acquisitions of, the Ordinary Shares of the Company being included in the terms of issue applicable to that series, or any dividend on that series not being paid by virtue of this paragraph (c);

(d)
in circumstances where any dividend otherwise payable on any Dividend Payment Date is not declared and/or paid in full by reason of (i) lack of distributable profits as referred to in Article 4(C)(2)(b)(ii), (ii) the application of capital adequacy requirements referred to in Article 4(C)(2)(b)(iii) (amended as described below) or (iii) the exercise by the Directors of their discretion referred to in paragraph (c) above, the Company will notify the holders of the Series 2 Preference Shares as soon as reasonably practicable after the date of the relevant resolution and in any event not later than two Sterling Business Days prior to the relevant Dividend Payment Date. Each such notification shall specify the reasons why the relevant dividend has not been declared and/or paid in full.

The Companies Act 1985, as amended defines "distributable profits" as, in general terms, and subject to adjustment, accumulated realised profits less accumulated realised losses.

Article 4(C)(2)(b)(iii) of the Company’s Articles of Association, which refers to the Bank of England's capital adequacy requirements, should now instead refer to the FSA and its capital adequacy requirements, regulations, guidelines or policies, as referred to above;

(e)
in addition to their rights set out in Article 4(C) (as supplemented and amended by the provisions of paragraph (c) above), the Series 2 Preference Shares shall carry the right to attend at a General Meeting of the Company and to speak to or vote upon any resolution proposed thereat in circumstances where the dividend stated to be payable on the Series 2 Preference Shares in respect of the most recent dividend period has not been declared and paid in full, and such right shall continue until the dividends have thereafter been declared and paid thereon in full in respect of successive dividend periods singly or together aggregating no less than 12 months, but not otherwise, together with the right in accordance with the Statutes (as defined in the Company’s Articles of Association) to seek to requisition a General Meeting of the Company in the circumstances and for the period specified in this paragraph (e) (and for this purpose the Series 2 Preference Shares will be deemed to confer the number of votes referred to in paragraph (f) below);

(f)
whenever holders of Series 2 Preference Shares are so entitled to vote on a resolution at a General Meeting of the Company, on a poll every such holder who is present in person or by proxy shall have one vote for each such Series 2 Preference Share held subject to adjustment for any event occurring after the Issue Date as hereinafter prescribed. Such adjustments as the Directors consider necessary to the number of votes to which each Series 2 Preference Share is entitled shall be made by the Directors at the time of the occurrence of the event requiring such adjustment to reflect:

(i)	any capitalisation issue, consolidation, sub-division or re-classification of Ordinary Shares as a result of any distribution to the holders of Ordinary Shares of assets of the Company; and

(ii)
issues of Ordinary Shares or grants of rights or options to subscribe for Ordinary Shares at a discount to the market value of the Ordinary Shares on the Sterling Business Day preceding the date of issue or grant as the case may be, ascertained by reference to the middle market quotation derived from the London Stock Exchange Daily Official List for such preceding Sterling Business Day (subject to the exceptions listed below), in each case in order to ensure as nearly as may be that the ratio which the number of vote(s) in a General Meeting to which the holder of a Series 2 Preference Share would be entitled on a poll bears to the number of vote(s) to which the holder of an Ordinary Share is entitled in such circumstances will be the same (but no higher) after than as it was before any such event. The exceptions referred to above are:

(a)	rights issues at a discount of no more than 10 per cent. of such market value of the Ordinary Shares;

(b)
any issue or grant of such number of Ordinary Shares as represents no more than 1 per cent. of the number of Ordinary Shares in issue from time to time for a consideration other than cash (in whole or in part), including, without limitation, for any purchase or acquisition of any shares or any other investments of any kind, or any business, undertaking or assets of any description, by the Company or any subsidiary;

(c)
issues or grants under the Company’s Profit Sharing (Share Ownership) Scheme, Executive Share Option Scheme or Savings-related Share Option Scheme or any additional or successive or substitute schemes or the equivalent schemes of any subsidiary of the Company; and

(d)	issues pursuant to the provisions of Article 143 of the Company’s Articles of Association;

(g)	the Company may redeem the Series 2 Preference Shares on [ISSUE DATE PLUS 5 YEARS AND ONE DAY] 2013 (the “First Redemption Date”) or any Quarterly Dividend Payment Date thereafter.

Accordingly, the “Redemption Date” for the purposes of the Series 2 Preference Shares shall be the First Redemption Date or any Quarterly Dividend Payment Date thereafter. In addition, the Directors will only exercise the Company’s option to redeem any of the Series 2 Preference Shares on a Redemption Date if:

(i)	the Company has given at least one month’s prior notice to the FSA of its intention to do so, or such other period of notice, be it greater or less, as the FSA requires; and

(ii)
at the time when the notice of such redemption is given and immediately following such redemption, the Company is or will be (as the case may be) in compliance with its capital adequacy requirements, as provided in the capital regulations relating to capital adequacy then in effect of the FSA, unless at the time of such redemption such requirement of the FSA no longer applies;

(h)	if to be redeemed, the Series 2 Preference Shares may be redeemed in whole or in part, and (if in part) may be redeemed on more than one occasion;

(i)
there shall be paid on each Series 2 Preference Share so redeemed, in pounds sterling, the aggregate of the nominal amount thereof together with any premium paid on issue and together with dividends (if any) accrued thereon (whether earned or declared or not) in respect of the period from the Dividend Payment Date last preceding the Redemption Date to the Redemption Date. No relevant Redemption Premium (as set out in the Company’s Articles of Association) shall be payable on redemption of the Series 2 Preference Shares;

(j)
the special rights attached to the Series 2 Preference Shares shall be deemed to be varied by the creation or issue of any New Shares (as defined in the Company’s Articles of Association) ranking as regards participation in the profits or assets of the Company in some or all respects pari passu with such Series 2 Preference Shares if the dividend stated to be payable on the Series 2 Preference Shares on the Dividend Payment Date immediately preceding such issue shall not have been paid in full, but, subject thereto, such special rights shall not be deemed to be varied by the creation or issue of any New Shares ranking as to participation in the profits or assets of the Company in some or all respects pari passu with or after such Series 2 Preference Shares; and

(k)
the foregoing paragraphs (a) to (j) inclusive and this paragraph (k) shall be the whole of the terms of issue of the Series 2 Preference Shares determined by the Committee prior to allotment thereof in accordance with the Company’s Articles of Association.

Schedule 2

Pro-forma Novation Agreement

THIS NOVATION AGREEMENT is made the [●] day of [●], 20[●]

BETWEEN:

1.	THE COMMISSIONERS OF HER MAJESTY’S TREASURY, of 1 Horse Guards Road, London SW1A 2HQ (“HMT”)

2.	THE ROYAL BANK OF SCOTLAND GROUP PLC a company incorporated in Scotland with registered number 45551 and having its registered office at 36 St Andrew Square, Edinburgh EH2 2YB (“RBS”)

AND

3.	[ ] of [ ] (registered in England No. [ ]) (the “Company”)

WHEREAS:

(A)
HMT has agreed to subscribe for, and RBS has agreed to allot and issue to HMT, the Preference Shares (as defined in this Agreement) pursuant to the Preference Share Subscription Agreement (as defined in this Agreement).

(B)
HMT wishes to be released and discharged from the Preference Share Subscription Agreement and RBS has agreed to release and discharge HMT from the Preference Share Subscription Agreement upon the terms of the Company’s undertaking to perform the Preference Share Subscription Agreement and be bound by its terms in the place of HMT and HMT agreeing to guarantee the Company’s obligations in respect of the Preference Share Subscription Agreement.

NOW IT IS AGREED as follows:-

1.	INTERPRETATION

1.1	In this Agreement:

“Preference Shares”
preference shares issued by RBS with an aggregate liquidation preference of £5,000,000,000, having the rights and subject to the restrictions set out in Article 4(C) of RBS' Articles of Association as supplemented by the terms set out in Schedule 1 to this Agreement;

“Preference Share Subscription Agreement”	means the agreement effective as of 13 October 2008 between HMT and RBS pursuant to which HMT agreed to subscribe for, and RBS agree to allot and issue to HMT, the Preference

Shares; and

“Proceedings”	means any proceeding, suit or actions arising out of or in connection with this Agreement.

1.2	In this Agreement, unless otherwise specified:

(A)	references to clauses and sub-clauses are to clauses and sub-clauses of this Agreement; and

(B)	headings to clauses and schedules are for convenience only and do not affect the interpretation of this Agreement.

2.	COMPANY’S UNDERTAKING

With effect from the date of this Agreement and in consideration of the undertakings given by RBS in clause 3, the Company hereby undertakes to observe, perform, discharge and be bound by the Preference Share Subscription Agreement as if the Company were a party to that agreement in the place of HMT.  Notwithstanding this undertaking, nothing in this Agreement shall:

(A)
 require the Company to perform any obligation created by or arising under the Preference Share Subscription Agreement falling due for performance, or which should have been performed, before the date of this Agreement;

(B)	make the Company liable for any act, neglect, default or omission in respect of the Preference Share Subscription Agreement committed by HMT or occurring before the date of this Agreement; or

(C)	impose any obligation on the Company for or in respect of any obligation performed by HMT under the Preference Share Subscription Agreement before the date of this Agreement.

3.	RBS’S UNDERTAKING AND RELEASE OF HMT

3.1
With effect from the date of this Agreement and in consideration of the undertakings given by the Company in clause 2 and the undertakings and guarantee given by HMT in clauses 4 and 5 respectively, RBS hereby:

(A)	releases and discharges HMT from all obligations to observe, perform, discharge and be bound by the Preference Share Subscription Agreement;

(B)	accepts the Company’s undertaking to observe, perform, discharge and be bound by the Preference Share Subscription Agreement (such undertaking being set out in clause 2); and

(C)	agrees to observe, perform, discharge and be bound by the Preference Share Subscription Agreement as if the Company were a party to the Preference Share Subscription Agreement in the place of HMT.

3.2
Notwithstanding the provisions of sub-clause 3.1(A), nothing in this Agreement shall affect or prejudice any claim or demand whatsoever which RBS may have against HMT in relation to the Preference Share Subscription Agreement and arising out of matters prior to the date of this Agreement.

4.	HMT’S UNDERTAKING AND RELEASE OF RBS

With effect from the date of this Agreement and in consideration of the undertakings given by RBS in clause 3, HMT hereby releases and discharges RBS from all obligations to observe, perform, discharge and be bound by the Preference Share Subscription Agreement.  Notwithstanding this undertaking and release, nothing in this Agreement shall affect or prejudice any claim or demand whatsoever which HMT may have against RBS in relation to the Preference Share Subscription Agreement and arising out of matters prior to the date of this Agreement.

5.	GUARANTEE AND INDEMNITY

5.1
In consideration of the undertakings given by RBS in clause 3, HMT hereby unconditionally and irrevocably guarantees to RBS the due and punctual performance and observance by the Company of all its obligations, commitments and undertakings under or pursuant to this Agreement and agrees to indemnify RBS on an after-tax basis against all loss, damage, costs and breach by the Company of its obligations, commitments or undertakings under or pursuant to this Agreement.  The liability of HMT under this Agreement shall not be released or diminished by any variation of the terms of this Agreement or the Preference Share Subscription Agreement as novated by this Agreement (whether or not agreed by HMT), any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance.

5.2
If and whenever the Company defaults for any reason whatsoever in the performance of any obligation or liability undertaken or expressed to be undertaken by the Company under or pursuant to this Agreement, HMT shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made so that the same benefits shall be conferred on RBS as it would have received if such obligation or liability had been duly performed and satisfied by the Company.

5.3
This guarantee is to be a continuing guarantee and accordingly is to remain in force until all the obligations, commitments and undertakings of the Company referred to in sub-clause 5.1 shall have been performed or satisfied.  This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which RBS may now or hereafter have or hold for the performance and observance of the obligations, commitments and undertakings of the Company under or in connection with this Agreement.

5.4
As a separate and independent stipulation HMT agrees that any obligation expressed to be undertaken by the Company (including, without limitation, any moneys expressed to be payable under this Agreement or the Preference Share Subscription Agreement as novated by this Agreement) which may not be enforceable against or recoverable from the Company by reason of any legal limitation, disability or incapacity on or of the Company or any other fact or circumstance (other than any limitation imposed by this Agreement or the Preference Share Subscription Agreement as novated by this Agreement) shall nevertheless be enforceable against and recoverable from HMT as though the same had been incurred by HMT and HMT were the sole or principal obligor in respect thereof.

6.	COMPANY CEASING TO BE WHOLLY OWNED BY HMT

In the event that the Company at any time after the date of this Agreement ceases to be directly or indirectly wholly-owned by HMT, the Company shall, and HMT will procure that the Company shall, enter into a novation agreement upon substantially the same terms as this Agreement such that the rights and obligations assumed by the Company under this Agreement are novated either to HMT or to an entity which is, directly or indirectly, wholly owned by HMT.  RBS hereby agrees to consent to, and to execute and deliver all such documentation as may be necessary to effect, such novation provided that such novation is effected upon substantially the same terms as this Agreement.

7.	NOTICES

For the purposes of all provisions in the Preference Share Subscription Agreement concerning the service of notices, the address of the Company is its registered office as shown above from time to time and its fax number is [●].  All notices served on the Company under the Preference Share Subscription Agreement should be marked for the attention of [●].

8.	COUNTERPARTS

8.1	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

8.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

9.	GOVERNING LAW AND JURISDICTION

9.1	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

9.2	The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. Any Proceedings shall be brought in the English courts.

10.	[AGENT FOR SERVICE OF PROCESS]

[To be included if the Company is not a company incorporated in England:

The Company shall at all times maintain an agent for service of process and for service of any other documents and proceedings in England, or any other proceedings in connection with this Agreement.  Such agent shall be [agent with address in England] and any writ, judgment or other notice of legal process shall be sufficiently served on the Company if delivered to such agent at its address for the time being.  The Company irrevocably undertakes not to revoke the authority of the above agent and if, for any reason, the agent ceases to act as such, the Company shall appoint a replacement agent having an address for service in England and shall notify RBS and HMT of the name and address of such replacement agent.  If the Company fails to appoint another agent, RBS shall be entitled to appoint one on the Company’s behalf and at the Company’s expense.]

IN WITNESS of which this Agreement has been executed on the date which first appears on page 1 of this Agreement.

BY TWO COMMISSIONERS OF HER MAJESTY’S TREASURY

before:

Signed by: for and on behalf of THE ROYAL BANK OF SCOTLAND GROUP PLC

For and on behalf of [insert name of the Company]

IN WITNESS of which this Agreement has been executed as of the date which first appears on page 1 of this Agreement on the dates which appear below.

BY TWO COMMISSIONERS OF HER MAJESTY’S TREASURY	/s/ [illegible]

Date:
before:

Signed by: for and on behalf of THE ROYAL BANK OF SCOTLAND GROUP PLC	/s/ [illegible]
Date: 4 November 2008

CE082840083